

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2011

<u>Via E-mail</u>
James Weber
Chief Financial Officer
Falconstor Software, Inc.
2 Huntington Quadrangle, Suite 2S01
Melville, NY 11747

  Re: Falconstor Software, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed March 14, 2011
    Form 10-Q for the Quarterly Period Ended June 30, 2011
    Filed August 9, 2011
    File No. 000-23970

Dear Mr. Weber:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Patrick Gilmore

        Patrick Gilmore
        Accounting Branch Chief